

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2020

Paul Averback, M.D.
Chief Executive Officer and President
Nymox Pharmaceutical Corporation
Bay & Deveaux Streets
Nassau, The Bahamas

**Re: Nymox Pharmaceutical Corporation
Registration Statement on Form F-3
Filed April 3, 2020
File No. 333-237564**

Dear Dr. Averback:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: M. Richard Cutler, Esq.